                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                               STOCKUP.COM, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


         Nevada                                            88-0417949
----------------------------                   ---------------------------------
(State or Other Jurisdiction                   (IRS Employer Identification No.)
of Incorporation or Organization)



333 N. Rancho, Suite 900, Las Vegas, NV                                89106
--------------------------------------------------------------------------------
(Address of principal executive offices)                            (Zip Code)


                                 (702) 648-6400
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act:

         Title of each class                      Name of each exchange on which
         to be so registered                      each class is to be registered
         -------------------                      ------------------------------

                None                                           None
         -------------------                         ---------------------
         -------------------                         ---------------------

Securities to be registered pursuant to section 12(g) of the Act:

    Common Stock, $.001 par value
    -----------------------------
          (Title of Class)



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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1. FORM AND YEAR OF ORGANIZATION

         Courtleigh Capital, Inc., a Kansas corporation was first incorporated under the laws of the state of Colorado as ANCR, Inc. on July 30, 1985. On July 23, 1987, ANCR, Inc. changed its name to CEA Lab, Inc. and on October 16, 1995 reincorporated in the State of Kansas as CEA Lab, Inc. On September 12, 1997, it amended its articles to change its name to Courtleigh Capital, Inc. Courtleigh Capital, Inc. commenced trading during December, 1998 under the symbol CTLH on the Over the Counter/BulletinBoard. On February 2, 1999, Courtleigh Capital, Inc. changed its name to StockUp.com, Inc. StockUp.com, Inc. a Kansas corporation, formerly Courtleigh Capital, Inc. was reincorporated in the state of Nevada utilizing the name StockUp.com, Inc. (the term the "Company" shall refer to the surviving Nevada corporation). The Company changed its trading symbol to SKUP effective as of February 22, 1999.

                  2. ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING.

         Not Applicable.

                  3. ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.

         On February 22, 1999 certain computer hardware and office furniture assets, valued at $368,178 were acquired by the Company in exchange for 4.5 million shares of the Company. StockUp.com, Inc. a Kansas corporation was reincorporated in the state of Nevada, by merging StockUp.com, Inc., a Nevada corporation with StockUp.com, Inc., a Kansas corporation. StockUp-Nevada is the surviving entity.

         B.       BUSINESS OF ISSUER.

         The Company develops proprietary second-generation Internet technology-TM- based upon the Microsoft Internet platform. The Company owns and is developing a system of fully integratable modular software products which are intended to aggressively increase and retain Internet traffic. Although the Company's software is adaptable to many different vertical applications on the Internet, the Company has selected the financial information and services industry to provide an initial showcase for its proprietary technology. The Company's web site is currently under construction at HTTP://WWW.STOCKUP.COM. The Company believes that its software products provide a fully customizable, interactive, dynamic Internet experience, relative to the increasingly prevalent static portal models installed throughout the world wide web. The Company is a Microsoft Certified Solutions Provider and its team of in excess of twenty programmers and animators, has based its proprietary technologies upon Microsoft's Internet platform.

                  1.       PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET.

                           A.       THE MARKET

         The rapid growth of the Internet and the World Wide Web is changing the way companies do business. Web sites are providing a new medium for working and interacting with customers, suppliers and business partners, while corporate intranets promise to transform the way companies gather and distribute information internally.

         The Internet is not another newspaper generating advertising revenue or a television show to be observed passively. Yet many Internet companies employ technology that achieves nothing more than that traditionally achieved by newspapers . The Company believes that its integrated software products, when fully deployed, will for the first time take full advantage of the "computing power" giving rise to the Internet. Unlike newspapers and magazines, the

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Company's technologies will allow end-users to fully customize what they want to see and how they want to see it. Further, unlike television, end-users will interact with the Company's technology, thereby providing extremely valuable data regarding the end users product and service preferences. While the Company has selected the financial services sector as its initial technology showcase, its technology has been intentionally developed to be deployable among a number of vertical applications. These applications may involve sites proprietary to the Company or they may involve other Internet companies which license all or a part of the Company's technology.

         According to Morgan Stanley Dean Witter the strongest Internet business opportunities for electronic commerce reside in the financial services sector. Demographic information identifies Internet users who are consumers of financial information, as having the highest level of disposable income in addition to filling one of the largest market niches on the Internet. The Company's software products provide a fully customizable, interactive, dynamic Internet experience, relative to the increasingly prevalent static portal models installed throughout the world wide web. The Company is a Microsoft Certified Solutions Provider and its team of over twenty programmers and animators have based the Company's proprietary technologies upon Microsoft's Internet platform.

                           B.       PRINCIPAL PRODUCTS AND SERVICES

         The Company's business focuses upon two areas, its system and technology and its current financial services business application. The Company' s systems and technology utilize proprietary software capable of servicing in excess of one million users per day. The six major components of the Company's system and technology are: (1) the desktop portal, (2) the digital nervous system, (3) on-line analytical processing, (4) English query language, (5) interactive agents, and (6) the computer hardware network (all collectively referred to as the "Systems and Technology"). Each of the software components of the technology is completely modular and may be licensed separately or with one or more other components of the Company's software products.

                           (I)      SYSTEMS AND TECHNOLOGY PRODUCTS AND SERVICES

THE DESKTOP PORTAL

         The Company has developed a desktop portal deployed in May, 1999 evidenced by a Window's icon that maintains a constant connection with the Internet; it is comprised of a "streaming" series of news/advertisement items, with e-commerce buttons linked to various industry specific sites. The portal is the product of second-generation Internet technology-TM- and is more customizable and interactive than anything currently available on the Internet. This private desktop portal is fully deployable from the user's desktop, capable of receiving data from virtually any third party news feed, proprietary content developed by StockUp or any advertiser. The end-user then customizes these various data feeds to when and how the end-user wishes to view the data. This portal grants access to major Internet search engines, provides full audio and video streaming capability and has multiple e-mail source monitoring capability. The Company has initially incorporated this technology into its QuoteStream-TM-product, which was introduced in May, 1999 and may be downloaded at WWW.QUOTESTREAM.COM.

         The Company has designed the desktop portal to retain aggregate user data for marketing purposes and the Company believes that this data will promote partnerships and co-branding alliances between the portal and other sites viewing the portal as a strategic source of retaining existing customers and obtaining new subscribers. This data is secured upon the portal being downloaded and then is constantly updated to the end user or subscriber of QuoteStream-TM-. The device or portal acts as a gateway and link to all sources of information the user is interested in obtaining (both current and updating) from the information sources.

THE DIGITAL NERVOUS SYSTEM

         The Company is developing a proprietary "middleware" which monitors the items customized on the desktop portal. All of the information potentially available for those items is then electronically stored in this middleware and is then readily accessible by the end-user when and if needed. The Company has labeled this customized middleware as "The Digital Nervous System".

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         The primary advantage of this system is its increased speed in delivering data according to the customized specifications of the end user. For example, assume that a QuoteStream-TM- end-user has selected five stocks to include in his/her QuoteStream-TM-, including a large computer manufacturing company. Current financial information sites provide the requested data, which is typically price and volume for the trading day. If additional information is required (for example price history, charting, etc.), this information is relatively slow in being displayed because the request for this additional information has "triggered" an additional data search. StockUp stores all data regarding the hardware manufacturer in its digital nervous system (middleware) and when additional information is requested, it is provided virtually instantly because no additional search is needed. This increased speed becomes critical in displaying the high technology applications developed by StockUp, including three-dimensional charting capabilities. In summary, the digital nervous system acts like an electronic brain. As an individual's usage of the middleware increases, the more familiar the brain becomes with the user's requests providing the data results faster with each experience.

ONLINE ANALYTICAL PROCESSING (OLAP)

         Online Analytical Processing ("OLAP") is an analytical tool that allows the user to track multidimensional data (for example five stocks, over five different variables) in an easy natural way. Through its current use of OLAP technology, the Company empowers users to perform spreadsheet operations and financial analysis on the web site. A library of spreadsheet templates is available for commonly performed analysis. The user will also be able to construct his/her own spreadsheets for a more customized approach. Utilizing OLAP applications will deliver fast analysis of shared multidimensional information. OLAP is the technology that drives the stock screening feature and organizes data so that StockUp.com-TM- interactive charting software can plot any set of data available at the site in an entirely customizable format, at a very high speed. The Company believes that this degree of depth and flexibility is currently unavailable at other sites. With OLAP, users can see as little or as much information as they desire.

ENGLISH QUERY

         Through the application of the Company's innovative second-generation Internet technology-TM- called English Query, users are able to make both text and verbal requests for data using a natural English query such as "Show stocks that have Market Capitalization in excess of $20 billion and have declared a dividend within the past twenty-four hours." The Company believes that this feature is not available on the Internet to the degree of functionality that StockUp offers. English Query permits users to bypass drop down menus and scroll bars, contributes to the overall interactivity of the site, and makes specific data more accessible.

INTERACTIVE AGENTS

         The Company has expanded upon the Microsoft platform in developing customized interactive agents which not only play a roll in both providing a help feature for end-users navigating an Internet site, but also provide a dynamic alternative to static banner advertisements currently employed throughout the Internet. These interactive agents will be deployed simultaneous with the deployment of the StockUp website in August-September, 1999.

         These agents take the form of animated characters (currently to be deployed as a Bull and Bear on the StockUp web site) which "walk and talk" an end user through the various features of a particular Internet site. These agents deliver a new level of vibrancy and user-friendliness relative to the traditional text based help features usually incorporated into web sites, thereby improving the retention of subscribers. Further, the interactive agents have the limited ability of identifying when a user is experiencing problems and then appear to assist the user to a solution.

         The Company also plans to use these interactive agents to replace the static banner advertisements currently used by Internet companies. The Company is currently developing technology, to be deployed in October/November 1999, which will replace traditional banners with interactive three-dimensional advertising agents. The interface comprising the agent will be customizable according to the end-users preferences and each agent will monitor the end users activities on the Internet, thereby focusing the agents "advertising pitch" to the end users historical patterns. Licensees of the agents may select from a number of "interface" characters depending upon the customer base to be solicited.

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         The Company has developed seven animated agent characters that may be licensed in a number of applications. Further, the Company intends to continue to develop up to an additional 10-20 such characters. While the character/animation comprising the user interface is unique to each application, the underlying software is readily adaptable to virtually any Internet industry application.

THE NETWORK

         StockUp's network is a state of the art system that is scalable, secure, and fast. The focus of the Company's network is to provide up to the minute technology, security and speed.

         The Company believes that its network is the most scalable network available. Existing technologies have been optimized for high speed performance and work load balancing preventing potential data bottlenecks within the server and all networking components. The Company is directly connected to the Internet through Sprint's Asynchronous Transfer Mode (ATM) backbone, and separately at a Sprint DS3 connection at a different point of presence (POP). StockUp has signed an agreement with Sprint for 90Mbps per second of burstable bandwidth from the Sprint backbone. This is the equivalent of two T-3 connections or 56 T1 lines. Each T3 line is delivered from a separate source providing redundancy in the event one source fails. This technology can handle a greater volume of data as the business grows, is impervious to electromagnetic interference, is resistant to eaves dropping, can travel long distances before the signal has to be regenerated and retransmitted and supports LED and laser transmissions thereby enabling the signal to travel at the speed of light.

         The Company has an array of high capacity Intel Pentium based systems that are expandable to accommodate the business needs of the company. StockUp runs on an NT based software platform and utilizes SQL servers. These servers are configured with RAID 5 technology. RAID 5 copies all parts of all data across five drives. If one drive goes down, the remaining four drives can still access information from the fifth drive. Collectively, all Dell servers provide the Company with 600 GB of storage capacity, enabling the Company to house large volumes of day-to-day data and archive data for quick retrieval. Server load balancing is handled in a back end Internet Work Packet Exchange (IPX) sub-net. StockUp employs a load balance utility that evenly distributes http responses across to incoming http requests. Because the Company has direct access to the Internet, it serves as its own Internet Service Provider ("ISP"). As such, the Company must allocate a server toward handling domain name service ("DNS") requests and, in order to handle the projected heavy traffic, the Company has allocated two servers as DNS servers.

         The Company employs the Microsoft Proxy Server as its firewall. A firewall determines what types of traffic the Company will accept and which traffic will be rejected. StockUp is designed to run 24 hours a day. Each server and network device has redundancy built into the devices themselves. StockUp has three state of the art DLT taped backups. In the event of power fluctuations the Company has 12 American Power Conversion Uninterrupted Power Sources that will protect all mission critical equipment from surges, spikes, black outs and brown outs. In the event of a blackout all servers would institute normal automatic shut down procedures before the power fails. Finally, the Company employs dedicated isolated circuits on every server. This substantially reduces the chance that a singe point of failure will impact the entire network.

                           (II)     FINANCIAL INFORMATION SYSTEM

         As discussed above, the Company has developed a series of modular software products, which may be licensed separately or on a fully integrated basis. During calendar year 1999 the Company is deploying a fully integrated system containing all of these products in the financial information and services area. The Company's products are designed to increase subscriber base on web sites, build proprietary content, and offer turn key second-generation Internet technology-TM- solutions to other Internet companies. These products offer users a highly customized Internet experience and are designed to substantially increase and retain traffic on web sites that employ them. The application of this technology will initially focus upon three products:


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QUOTESTREAM-TM-.

         QuoteStream-TM- is the engine that will increase and retain traffic and subscribers for the StockUp.com-TM- website and any other website developed by the Company. QuoteStream-TM- is a desktop news and stock ticker that maintains a persistent connection to the Internet. It may be downloaded at WWW.QUOTESTREAM.COM. The QuoteStream-TM- application offers the user a broad range of customization features including: business, finance, sports, entertainment, and local news, as well as any other general information it obtains from its strategic partners and alliances; instant messaging; automatic e-mail notification from multiple sources; streaming audio and video; access to the Internet through multiple search engines; and use of the most sophisticated financial glossary on the Internet, to be utilized in the financial information industry which is available free of charge at WWW.QUOTESTREAM.COM. The primary purpose of the desktop portal (as demonstrated by QuoteStream-TM-) is to increase, direct and retain Internet traffic in a strategic fashion dictated by the business plan of the portal's "owner".

         The power of QuoteStream-TM- lies in its ability to increase and retain traffic on host web sites. The stock quotes and articles displayed on QuoteStream-TM-'s tickers are linked to the QuoteStream-TM- site that provided the article or information in the data feed. When a user double clicks on an article or stock quote, a browser is opened displaying the desired item (which is located on the QuoteStream-TM- web site). When the user reads the article or conducts research on a given stock they do so from the host web site, thereby generating traffic on that site (i.e. the StockUp.com-TM- web site or whichever partner web site that is supplying the news or stock information to QuoteStream-TM-). The e-mail notification system operates similarly in that the free e-mail distributor's web site is displayed when the user opts to check e-mail via the e-mail notification system.

         The StockUp.com-TM- website is the host site for all research on stock quotes, glossary terms, or streaming audio and video, the StockUp.com-TM- web site will experience substantial levels of traffic, limited only by the number of its affiliate partners that are distributing QuoteStream-TM-. Users that select local news stories or magazine articles will be transported to the web site of the appropriate media partner, generating traffic for the partner. The Company is nearing completion of the StockUp.com-TM- website and anticipates that the website will go "online" by the end of August, 1999.

STOCKUP.COM-TM- WEB SITE AND STRATEGIC AFFILIATED WEB SITES.

         The StockUp.com-TM- web site will be the flagship of StockUp.com-TM-and the showcase for some of its second-generation Internet technologies. The power of StockUp.com-TM- lies in its ability to deliver raw data in a highly customizable format to as large and target an audience as possible. The Company acquires its raw data from virtually all leading industry sources including S&P Comstock; Market Guide; Comtex; Reuters; and others. The Company's proprietary second-generation Internet technology-TM- allows subscribers to customize more than 300 data elements into a highly interactive financial monitoring and research tool that employs proprietary interactive agents to assist users with the application of the many research tools and features of the web site. StockUp.com-TM- web site has an existing non-paid subscriber base of more than 300,000 members who have previously demonstrated an interest in accessing financial information over the Internet.

         The StockUp.com-TM- web site will provide the user with the following customizable and interactive features:

         INTERACTIVE AGENTS. An animated talking bear and bull that are linked to the help menu and can walk the user through any aspect of the site in as much detail as needed. These agents are the proprietary technology of StockUp.com-TM-and are available for licensing to other companies. In summary, while StockUp.com-TM- has focused upon the bull/bear interactive agents as the "user interface" for its financial web site, the technology underlying the animation/software comprising the interactive agents has applications in many different industries.

         INTERACTIVE CHARTING. A second-generation interactive charting application that incorporates a greater degree of customization than is currently available on the Internet. The interactive charting component allows users to chart 50 separate data elements on four levels of charting and offers zoom in capability on each level, as well as three dimensional charting features allowing more in-depth analysis.


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         CUSTOMIZABLE STOCK PORTFOLIO. The Customizable Stock Portfolio allows the user to build a customized stock portfolio and manipulate and analyze combinations of over 300 data elements. This will be the most interactive customizable portfolio available and offer more features than any personal stock portfolio currently on the Internet.

         STOCK SELECTOR. Allows the user to build customized stock screening criteria from over 100 data elements and to make comparisons to its corresponding industry, economic sector, and the S&P 500. Additionally users can select stock criteria in a natural language format. In summary, the selector allows the user to build a profile meeting any criteria composed of one or all of 100 financial data elements.

         EDUCATIONAL ARCHIVES. A reference section of finance and business related articles compiled over three years and being continuously expanded by the Company's 15 staff writers.

         STOCKUP.COM-TM- FINANCIAL GLOSSARY. The most sophisticated financial glossary on the Internet with over 6,000 definitions of finance related terms including expanded references to each term linked to articles in the educational archives.

         The Company is rapidly developing partnerships and alliances through its debut product QuoteStream-TM-. StockUp.com-TM- believes that the implementation of its second-generation Internet technology-TM- products as demonstrated on QuoteStream-TM- and its showcase web site will build affiliate partnerships and subscriber base. These partnerships and subscribers will provide the necessary components required by the market to value StockUp.com-TM-, because the alliances and partnerships add subscriber base and proprietary content to its ongoing technology development.

INTERACTIVE ADVERTISING AGENTS

         The Company's Interactive Advertising Agents are scheduled to be released in October/November, 1999. As mentioned above, static banner advertisements have increasingly become the focus of many Internet companies claimed revenue models. The Company's technology will replace traditional banners with interactive three-dimensional advertising agents. The interface comprising the agent will be customizable according to the end-users preferences and each agent will monitor the end users activities on the Internet, thereby focusing the agents "advertising pitch" to the end users historical patterns. Licensees of the agents may select from a number of "interface" characters depending upon the customer base to be solicited.

                  2. DISTRIBUTION

         As discussed above, the Company's financial information services are distributed via the Internet.

         The Company's products will be distributed through strategic alliances with media and Internet related companies. Establishing a broad base of affiliate relationships will build proprietary content for QuoteStream-TM- which in turn will create an extensive network of channels which will link to the StockUp.com-TM- website or other websites developed by the Company.

         StockUp.com-TM- will target the following types of companies to form partnerships and distribute its products:

         1. No charge direct distribution services (such as free software and e-mail websites)
         2.       Local newspapers (conventional and online)
         3.       Magazines (conventional and online)
         4.       Online brokerage firms
         5.       Radio and television stations (conventional and online)
         6.       Technology companies (conventional and online)
         7.       E-commerce websites


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         StockUp.com-TM- has formed alliances with many direct distribution services. Collectively, these alliance companies have a viewership of in excess of 100 million page views per month.

                  3. STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

                  QuoteStream-TM- is currently available and can be downloaded AT WWW.QUOTESTREAM.COM. The beta version of the StockUp.com-TM- web site is scheduled to be launched in late August, 1999, and the interactive advertising agents are scheduled to be available in October/November, 1999. Upon the successful launching of each of these products, the underlying technology will be available for licensing to third parties.

                  4. COMPETITION

         The Company is a technology developer that has elected to initially showcase its proprietary second-generation Internet applications on the StockUp.com-TM- website and QuoteStream-TM-, its desktop portal. The Company's major competitors are in the areas of Internet portals and news related websites. These include:

         -        software development companies;

         - publishers and distributors of traditional media, including print, radio, and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio, and CNBC;

         - providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, Dow Jones Markets, and Bridge News Service;

         -        web "portal" companies, such as Yahoo! and America Online; and

         The Company believes that the principal competitive factors in its market are brand name recognition, wide selection, personalized service, ease of use, 24-hour accessibility, customer service, convenience, reliability, quality of search engine tools, and quality of editorial and other site content. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources than the Company. In addition, other websites may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of the Company's competitors may be able to devote greater resources to marketing and promotional campaigns, and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished franchise value. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company a substantial fee for inclusion.

                  5. THE SOURCES AND AVAILABILITY OF RAW MATERIALS.

         The Company is not dependent on any raw materials. All software which comprises a material component of its technology is developed at the Company's headquarters. All other software which might be of potential use constitutes readily available programs distributed at a number of locations.


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                  6. DEPENDENCE ON A SINGLE OR FEW CUSTOMERS.

         The Company currently does not have any customers. It has developed multiple strategic alliances with newspapers located throughout the United States to provide proprietary content to its website. The Company does not anticipate that it will be dependent on a single or small group of customers.

                  7. THE IMPORTANCE OF PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS HELD.

         To protect its rights to its intellectual property, the Company relies on a combination of trademark and copyright law, patent, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps it has taken may be inadequate to deter misappropriation of the Company's proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. StockUp.com-TM- has registered certain of its trademarks in the United States and has pending U.S. applications for other trademarks and patents. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which it offers or intends to offer its services. In addition, although StockUp.com-TM- believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against the Company or claims that it has violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on its part, which could materially adversely affect the Company's business, results of operations, and financial condition. The Company incorporates certain licensed third-party technology in some of its services. In these license agreements, the licensors have generally agreed to defend, indemnify, and hold the Company harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The Company cannot assure that these provisions will be adequate to protect from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services.

                  8. GOVERNMENT APPROVAL.

         No government approval is required for any of the Company's current products or services.

                  9. EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS.

         Other than normal government regulations that any business encounters, the Company's business is not effected by any government regulations.

                  10. RESEARCH AND DEVELOPMENT COSTS.

         Since the Company began operations in February 1999 it has spent in excess of $1.5 million on the research and development of its proprietary technology. The revenues the Company achieves will be primarily from strategic alliances and subscriber fees. Revenues generated, while paying directly for research and technology costs accrued to date, will fund the operations of the Company, which includes funding on-going technological development.

                  11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS.

         The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

                  12. EMPLOYEES.

         As of the date hereof, the Company employs approximately 100 full-time employees and 15 part-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective

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bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will attempt to hire additional employees as needed based on its growth rate.

                  13. YEAR 2000.

         The Company has begun to address possible remedial efforts in connection with computer software that could be affected by the Year 2000 ("Y2K") problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

         The Y2K problem can affect any modern technology used by a business in the course of its day. Any machine that uses embedded computer technology is susceptible to this problem, including for example, telephone systems, postage meters and scales, and of course, computers. The impact on a company is determined to a large extent by the company's dependence on these technologies to perform their day to day operations.

         Internally, the Company has begun reviewing all such equipment and has determined that many of its systems are Y2K compliant. The Company anticipates that all system and software will be fully reviewed and brought into compliance by November 1999. If certain systems are not brought up to Y2K compliance by the end of November 1999, then the non-compliant technology will be disabled so as not to have an impact on the systems that are compliant. Any such events would not have a serious impact on the Company's day to day operations, nor would any valuable information be lost. The Company backs up all computer systems daily to protect against data loss.

         The costs of bringing the Company's technology up to Y2K compliance is expected to be less than $5,000. This is because the majority of the "patches" or programs designed to make software Y2K compliant can be obtained over the Internet from manufacturers for little or no cost and the Company does not expect to rely heavily on outside consultants to upgrade its systems as most of the work can be performed in-house.

         Externally the Year 2000 problem may impact other entities with which we transact business, and the Company cannot predict the effect of the Year 2000 problem on such entities on us. With regard to those companies that the Company does business with on a daily basis, the Company cannot guarantee that they will be vigilant about their Y2K plan of action.

         In the event that the Company does experience Y2K problems, it could result in a suspension of the Company's revenues. A suspension of revenues could result in material losses from operations and a reduction of the Company's working capital. Management is unable at this time to quantify the impact that the Y2K problem could have on the Company's results of operations and financial condition.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

         These financial projections contain figures relating to plans, expectations, future results, performance, events or other matters that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. When used in the Plan of Operations, words such as "estimate", "project", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products, and markets for such products, timing and level of customer orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties. Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations. The Company undertakes no obligation to release or deliver to investors revisions to these forward-looking statements to reflect events or circumstances after the date of the Plan of Operations, the occurrence of unanticipated events or other matters.

                  A.       PLAN OF OPERATIONS

         The Company began operations in February 1999 for the purpose of developing proprietary Internet software and related technologies to be deployed by both the Company, as well as third-party Internet companies. The Company has a limited operating history on which to evaluate its prospects. The risks, expense, and difficulties encountered by startup companies must be considered when evaluating the Company's prospects. The Company's plan of operations for the next twelve months is to further develop its products while seeking strategic alliances with media and Internet related companies in order to demonstrate its technology to companies and consumers. The Company believes that its existing funds in combination with funds raised in private offerings and the revenues generated by its operations will be sufficient to fund its operations for the next twelve months. However, there is no guarantee that the Company will be able to raise sufficient capital. Additionally, the Company's estimates of the costs to develop its products and to seek strategic alliances might be low. The operating expenses of the Company cannot be predicted with certainty. They will depend on several factors, including the amount of marketing expenses, the acceptance of the Company's services in the market, and competition for such services. Management may be able to control the timing of development expenses in part by speeding up or slowing down marketing, development and distribution activities.

         The Company is currently is in the process of introducing its products to the market. QuoteStream-TM- was introduced in May, 1999 and currently has in excess of 50,000 subscribers, the beta version of the StockUp.com-TM-web site is scheduled to be available in late August, 1999 and the Company anticipates that the Interactive advertising agents will be available in October/November, 1999. While the Company believes that it will comply with this schedule, there is no assurance that it will comply with this schedule. If the Company is unsuccessful in raising additional capital, the probability of it complying with this schedule will be adversely effected. The Company does not anticipate a purchase or sale of a plant or significant equipment and does not anticipate any significant changes in the number of employees.

         The Company's projected plan of operations for the calendar years 2000 and 2001 consist of the following key figures:


                                                   Year 2000                 Year 2001

        -  Aggregate Revenues                      $6,478493                 $30,853,472
        -  Marketing Expenses                      (5,044,964)               ( 6,798,115)
        -  Research and Development                (5,074,630)               ( 7,213,429)
        -  General and Administrative              (3,102,780)               ( 3,449,577)

         Net Income (Loss) Before Taxes            $(6,743,991)              13,392,351

         There is no assurance that the Company's actual operations will reflect the above projections. Market conditions, competition, the ability to raise capital and all other risks associated with the operation of a business could adversely impact upon the Company achieving the above projections. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

                  B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is management's discussion and analysis of StockUp's financial condition and results of operations. Detailed information is contained in the financial statements included with this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The following table sets forth, for the period indicated, selected financial information for the Company:

                                STOCKUP.COM, INC.
                        SELECTED FINANCIAL DATA SCHEDULE
                        FROM INCEPTION TO APRIL 30, 1999

                             STATEMENT OF OPERATIONS

                                                                       Period from
                                                                       February 2, 1999
                                                                       (inception) to
                                                                       April 30, 1999

Selling, general and administrative expenses                           $ 1,881,458
Loss from operations                                                    (1,881,456)
Other income (expense)

Investment income                                                           1,363
Forgiveness of debt                                                        81,822
Financing expense                                                       (1,557,335)
TOTAL OTHER INCOME (EXPENSE)                                            (1,474,150)
------------------------------------------------------------------------------------
Net Loss                                                               $(3,355,608)
                                                                       ------------
                                                                       ------------
Basic Loss per share                                                   $      (.54)
                                                                       ------------
                                                                       ------------
Diluted loss per share                                                 $      (.54)
                                                                       ------------
                                                                       ------------
Weighted average shares outstanding                                      6,220,395
                                                                       ------------
                                                                       ------------

                                  BALANCE SHEET

                                                                       Period from
                                                                       February 2, 1999
                                                                       (inception) to
                                                                       April 30, 1999
Assets
         Current Assets                                               $    583,692
         Notes receivable-employee                                          11,800
         Subscriptions receivable                                        1,800,000
         Prepaid services                                                1,156,253
         PREPAID EXPENSES                                                   36,540
         --------------------------------------------------------------------------
                  Total Current Assets                                  $3,588,285

         Furniture and equipment, net                                      438,988
         OTHER ASSETS                                                       51,509
         --------------------------------------------------------------------------
         Total Assets                                                   $4,078,782
                                                                       ------------
                                                                       ------------


Liabilities and Stockholder's Equity

         Current Liabilities                                          $    172,860
         Accounts payable and accrued expenses
         --------------------------------------------------------------------------
                  Total current liabilities                           $    172,860

         Stockholder's equity
              Common stock, $0.001 par value
                  50,000,000 shares authorized
                  6,324,52 shares issued and outstanding                     6,325
              Additional paid-in capital                                 7,255,205
              Deficit accumulated during the development stage          (3,355,608)
         --------------------------------------------------------------------------
                  Total stockholder's equity                            $3,905,922

         Total Liabilities and Stockholders' equity                     $4,078,782
                                                                       ------------
                                                                       ------------

         The Company is a development stage company and did not generate any operating revenues from its inception on February 2, 1999 to April 30, 1999. The Company is currently focusing its efforts on developing quality products and establishing a large consumer base for these products. While there is no assurance, the Company anticipates that by developing quality products and establishing a consumer base, it will be in a position to receive revenues in the future. The Company's predecessor, Courtleigh Capital, had no operations accordingly there is no meaningful comparative data available for the year ending April 1998.

         From its inception to date, the Company has incurred costs associated with the development and launch of its products, probable markets and business. The Company has established relationships with information providers which increase the quality and marketability of the Company's products. While there is no assurance, management believes that the Company's products will commence generating revenues during fourth quarter of 1999.

         The Company financed its expenditures primarily through the sale of its common stock. Since inception through August 1, 1999, the company issued 6,094,512 shares of common stock. It raised $2.9 million pursuant to certain commitments it received in February, 1999 in exchange for the following: (i) 1,266,666 shares; and (ii) 300,000 warrants exercisable at $5.00 per share. 666,666 of these shares were issued as free-trading shares under Rule 504 of Regulation D of the Act. 600,000 of these shares are currently restricted and subject to a demand registration right as of January 1, 2000. The 600,000 shares and the shares underlying the 300,000 warrants are subject to reasonable underwriter trading restrictions in the event of a public offering. The investors in the February, 1999 transaction are also entitled to anti-dilution rights in the event the Company issues stock at less than $5.00 per share.

         From inception through April 30, 1999 the Company's selling, general, and administrative expenses were $1,881,458. In addition the Company incurred financing expenses of $1,557,335. These expenses are partially offset by income from investments in the amount of $1,363 and debt forgiveness in the amount of $81,822, resulting in a net loss of $3,355,608.

         As of April 30, 1999, the Company had current assets of $3,588,285 and $490,497 in furniture, equipment and other assets, resulting in total assets of $4,078,782. The Company's current liabilities were $172,860.

ITEM 3.           DESCRIPTION OF PROPERTY

         The main administrative offices of the Company are located at 333 N. Rancho Drive, Suite 600, Las Vegas, Nevada 89106. The Company leases approximately 14,100 square feet at this location, with an aggregate rental payment of $22,646 per month. The Company's leases expire for 13,000 square feet and 1100 square feet on March 31, 2003 and July 31, 2000 respectively. The lease payments are scheduled to increase by approximately $400 on March 31st of each year of the lease term.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of July 14, 1999 by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company,
(iii) each executive officer of the Company, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address for each stockholder is 333 N. Rancho Drive, Suite 600, Las Vegas, NV 89106.

                                                                  PERCENTAGE
NAME                                NUMBER OF SHARES (1)     BENEFICIALLY OWNED
----                                --------------------     ------------------
Michael Calderone(2)(3)                  3,950,300                  62%
Kerry Nicponski(2)                          35,000                   0.55%
Leo Verheul(2)                                   0                   0%
Steven Liebowitz(2)                              0                   0%

All officers and directors               3,985,300                  62.63%
as a group (4 persons)

-----------------
(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(2)      c/o Company's address: 333 N. Rancho Drive, Suite 600, Las Vegas, NV
         89106.

(3) Includes 10,000 shares held in his name as guardian for his son, Gage Calderone.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and executive officers of the Company are as follows:


         NAME                       AGE      OFFICE
   -----------------------------------------------------------------------------------

         Michael Calderone          39       Chief Executive Officer, Chairman of the Board
         Kerry Nicponski            38       Chief Operating Officer, Director
         Leo Verheul                54       Chief Information Officer, Director
         Steven Liebowitz           34       Executive Vice President, Site Director, Director

MR. MICHAEL CALDERONE - PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD, has 17 years prior business experience. During that time he has successfully managed two companies, Express Tel 900, which was a long distance service for 800 and 900 lines and Access Media Network, a direct response advertising agency. From 1995 to 1999, Mr. Calderone was the President of Marketing Direct Concepts, Inc., a financial public relations firm. Mr. Calderone has also consulted for several multi-million dollar ventures. Prior to forming Marketing Direct Concepts, Mr. Calderone trained race horses.

KERRY NICPONSKI - CHIEF OPERATING OFFICER AND DIRECTOR. Mr. Nicponski brings a wealth of experience to StockUp.com-TM-, having previously served as an independent contractor for a number of Southern Nevada corporations. During 1997-1998, Mr. Nicponski managed software development and MS SQL databases while giving technical support to a telemarketing operation for a 500-member sales team at NOS Communications. He also rewrote Visual Basic and Access programs used daily to automate account information updates for Household Credit Services. Mr. Nicponski also designed a SQL data warehouse that he integrated with web applications for the credit company. Also during that time, Mr. Nicponski served as Project Manager for Casino Management Systems at International Thunderbird Gaming, programmed the dispatch system for a 100-filed technician operation at United Coin Machine Company, and held the position of Project Manager of Report Development for Fairbanks Capital Corporation. From 1994 to 1997, Mr. Nicponski worked for Gaming Systems International. He received his BS in Business Administration/Computer Science at Southern Utah University. Among his many other accomplishments, Mr.
Nicponski is a Captain in the United States Army Reserve.

MR. LEO VERHEUL - CHIEF INFORMATION OFFICER AND DIRECTOR, brings a wealth of experience to his position as Chief Information Officer for the Company Appointed in March 1997 by Governor Pete Wilson to the position of Chief Information Officer and Deputy Director of the Information Systems Division of the State of California, Department of Motor Vehicles, Mr. Verheul oversaw a department with 450 employees, and a budget of more than $72 million. From May 1995 to March 1997 , he was CIO of Kaiser B. Hill, LLC, one of the largest engineering, construction and consulting services companies in the United States, located in Denver, Colorado and assumed the leadership role of all statewide IT functions. As Director of Information Services at Porsche Cars North America, from 1985 to 1990 , Mr. Verheul was responsible for the overall management of all corporate IT systems as well as the U.S. Porsche dealer network systems. Within two years, he replaced an outsourced telecommunications function with an in-house developed system, which turned the MIS organization from a cost center into a profit center. Porsche Computer Services sales grew to $2 million during his tenure. Mr. Verheul attended the California State University at Hayward and graduated with a BS in Business Administration/Management Systems.

MR. STEVEN LIEBOWITZ - EXECUTIVE VICE PRESIDENT, SITE DIRECTOR AND DIRECTOR, is lead manager of the Company's financial research and education web site, www.stockup.com. Mr. Liebowitz brings to StockUp 15 years of management, business, finance, and technologies experience with some of the country's top corporations such as Salomon Brothers and Bear Stearns. An expert at providing technical solutions for large corporations, Mr. Liebowitz served as Director of Development for Zainet Software, L.P from July 1998 to January 1999. As Director of Development, Mr. Liebowitz led the development of applications for trading and risk management of power, energy, and foreign exchange products. That group of products was fully integrated with a series of customized applications requested by traders and other users of the system. Mr. Liebowitz designed and implemented these major initiatives as well as established quality assurance procedures during a period of sustained company growth. During the last two years of his nine-year tenure with Salomon Brothers, from 1989 to May 1998, Mr. Liebowitz managed every aspect of the global foreign exchange business as Vice President, Global Business Unit Manager. Previously as Vice President, FX Technology for Salomon Brothers he designed and implemented front and back office distribution systems, replacing costly IBM mainframe and other centralized legacy systems, resulting in an annual savings of approximately $15 million per year. Mr. Liebowitz studied applications programming from NYU.

ITEM 6.           EXECUTIVE COMPENSATION.

         The Company began operations in February 1999. Accordingly, no salary or other benefits were awarded to any executive officers or directors prior to that date. All information provided below is for the current fiscal year.

                           SUMMARY COMPENSATION TABLE


                                                                                             Long Term Compensation
                                                                                             ----------------------
                                            Annual Compensation                              Awards         Payouts
                                            -------------------
Name and Principal                                       Other         Restricted                               All other
Position                                                 annual        Stock         Options        LTIP        Compen-
                         Year    Salary         Bonus    Compen-       Awards        SARs           Payouts     sation
                                                         sation
------------------------ ------- ----------  ----------- ------------  ------------- -------------  ----------- ------------
Michael Calderone,       1999    $ 225,000       N/A         N/A            N/A      600,000(1)     N/A         N/A
Chief Executive
Officer, President
Kerry Nicponski,         1999    $ 65,000        N/A         N/A            N/A        70,000(2)    N/A         N/A
Chief Operating
Officer, Director of
Programming and
Software
Development
Leo Verheul,             1999      $ 60,000      N/A         N/A            N/A        25,000(3)    N/A         N/A
Chief Information
Officer
Steven Liebowitz,        1999      $ 70,000      N/A         N/A            N/A       85,000(4)     N/A         N/A
Executive Vice
President
------------------------ ------- ----------  ----------- ------------  ------------- -------------  ----------- ------------



(1) These options were granted to Mr. Calderone on April 9, 1999. They entitle Mr. Calderone to acquire 600,000 shares of common stock of the Company at $8.50 per share and are exercisable on April 2, 2000 and expire April 2, 2002. The options vest at a rate of 1/15th of the total options per month.

(2) These options were granted to Mr. Nicponski on April 9, 1999. They entitle Mr. Nicponski to acquire 70,000 shares of common stock of the Company at $8.50 per share and are exercisable on April 2, 2000 and expire April 2, 2002. The options vest at a rate of 1/15th of the total options per month commencing on Mr. Nicponski's employment commencement date.

(3) These options were granted to Leo Verheul on April 9, 1999. They entitle Mr. Verheul to acquire 25,000 shares of common stock of the Company at $8.50 per share and are exercisable on April 2, 2000 and expire April 2, 2002. The options vest at a rate of 1/15th of the total options per month commencing on Mr. Verheul's employment commencement date.

(4) These options were granted to Mr. Liebowitz on April 9, 1999. They entitle Mr. Liebowitz to acquire 85,000 shares of common stock of the Company at $8.50 per share and are exercisable on April 2, 2000 and expire April 2, 2002. The options vest at a rate of 1/15th of the total options per month commencing on Mr. Liebowitz's employment commencement date.

         As the Company did not commence operations until February, 1999, the Company did not grant any stock options in the last fiscal year.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company approved the issuance of options to purchase common stock of the Company to certain of its employees commencing on April 9, 1999. These options took two forms: a Series A option and a Series B option.

         A total of 78,000 Series A options were granted. The Series A options grant their holders the right to purchase common stock of the Company at $8.50 per share. Each Series A option is exercisable on the later to occur of the two following conditions: (i) the option holder has been employed full-time by the Company for six months or (ii) April 2, 2000. The options vest over a 15 month period of time, typically commencing upon the employee's employment commencement date. The option terminates two years after it first becomes exercisable. However, if the option holder is terminated for violating the Company's Employee Manual, the option holder loses all rights in all vested and non-vested options. If the option holder's employment with the Company is terminated for any other reason, the holder retains all vested options but all non-vested options immediately terminate. In addition, the non-vested options automatically terminate if there is a change in control of the company. The options are not assignable.

         A total of 1,118,500 Series B options were granted. The Series B options are substantially similar to the Series A options with the following differences: (i) in the event there is a change in control of the Company all options immediately vest; (ii) the option holder agrees not to work for any company developing second-generation Internet technology-TM- for six months following any termination of employment with the Company; and (iii) Michael Calderone's options are assignable for the express purpose of attracting key management personnel to work for the Company.

ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES.

         The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, with a par value of $.001 per share, of which 6,363,179 shares are currently outstanding.

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders.

         Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent is Securities Transfer Corporation, whose address is 16910 Dallas Parkway, Suite 100, Dallas, TX 75248.

                                                      PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

         A.       MARKET INFORMATION

         The Company's common stock traded in the over-the-counter bulletin board market from December 15, 1999 through trading symbol 22, 1999 under the symbol CTLH. On February 2, 1999 the Company changed its name to StockUp.com-TM-and on February 22, 1999 commenced trading under the symbol SKUP.

         The following table sets forth the high and low bid prices for the Company's common stock since its inception. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

                                            Low           High
                  Quarter ended             Bid           Bid
                  ---------------------------------------------

                  12/31/98                  3               3
                   3/31/99                 10              10
                   6/30/99                 13.5            16

         On February 22, 1999, there was a 1:13 reverse stock split. As of August 2, 1999 the bid price of the Company's common shares was $18.9375 per share.

         B.       HOLDERS

         As of July 14, 1999, there were approximately 256 holders of Company Common Stock, as reported by the Company's transfer agent.

         C.       DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         The Company is not a party to any legal proceedings or claims.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         Effective December 31, 1998 the Company issued 4,500,000 shares of common stock to Marketing Direct Concepts, Inc., a Nevada corporation in exchange for certain assets of Marketing Direct Concepts. The Company relied on an exemption available under Section 3(a)(11) of the Act. Marketing Direct Concepts was a sophisticated investor which acquired information about the Company in its due diligence investigation in connection with the sale of assets.

          Since inception through August 1, 1999, the company issued 6,094,512 shares of common stock. It raised $2.9 million pursuant to certain commitments it received in February, 1999 in exchange for the following: (i) 1,266,666 shares; and (ii) 300,000 warrants exercisable at $5.00 per share. 666,666 of these shares were issued as free-trading shares under Rule 504 of Regulation D of the Act. 600,000 of these shares are currently restricted and subject to a demand registration right as of January 1, 2000. The 600,000 shares and the shares underlying the 300,000 warrants are subject to reasonable trading restrictions in the event the Company files a registration statement . The investors in the February, 1999 transaction are also entitled to anti-dilution rights in the event the Company issues stock at less than $5.00 per share.

         As of June 21, 1999 the Company is offering up to 1,000,000 shares of its Common Stock at $12.00 per share to accredited investors and up to 35 non-accredited investors in reliance upon the Section 4(2) exemption The minimum amount of the offering is $600,000 or 50,000 shares. The funds of this offering are held in escrow pending the acquisition of the minimum offering or August 15, 1999, subject to extension by the Company, whereafter if the minimum offering has been achieved, the funds will be released to the Company. The Company is obligated to register the shares issued in its June 21, 1999 offering in any subsequent registration statement filed with the Securities and Exchange Commission, subject to an underwriter's trading lock-up which shall not exceed 180 days. Should the minimum offering not be achieved by August 15, 1999, and should the minimum offering date not be extended, the funds will be returned to the investors.

ITEM 12. INDEMNIFICATIONS OF DIRECTORS AND OFFICERS.

         The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Financial Statements from inception through April 30, 1999.

                                    PART III

ITEM 1 AND
ITEM 2.           INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


Exhibit No.       Document Description

2.1      Plan and Agreement of Merger
3.1      Articles of Incorporation, dated February 18, 1999
3.2      Bylaws, dated March 1, 1999
4.1      Specimen of Common Stock Certificate
4.2      Form of Series A Option Agreement and Certificate
4.3      Form of Series B Option Agreement and Certificate
4.4      Form of Vesting Agreement
10.1     Lease, dated February 5, 1999
10.2     Sublease, dated May 15, 1999
10.3     Agreement with Travis Morgan Securities, Inc.
10.4     Asset Purchase Agreement
10.5     Employment Memorandum for Michael Calderone

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           STOCKUP.COM, INC.


                                           By:    Michael Calderone
                                              ----------------------------------
                                                   Michael Calderone
                                           Its:    President



Signature                                         Title                              Date

/s/ Michael Calderone                  President                               August 9, 1999
--------------------------
Michael Calderone


/s/ Kerry Nicponski                    Chief Operating Officer, Director       August 9, 1999
--------------------------
Kerry Nicponski


/s/ Leo Verheul                        Chief Information Officer, Director     August 9, 1999
--------------------------
Leo Verheul


/s/ Steven Liebowitz                   Executive Vice President,               August 9, 1999
--------------------------             Site Director, Director
Steven Liebowitz


                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                                        CONTENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                           Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                          F-2

FINANCIAL STATEMENTS

       Balance Sheet                                                        F-3

       Statement of Operations                                              F-4

       Statement of Stockholders' Equity                                    F-5

       Statement of Cash Flows                                              F-6

       Notes to Financial Statements                                        F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
StockUp.com, Inc.

We have audited the accompanying balance sheet of StockUp.com, Inc. (a development stage company) as of April 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from February 3, 1999 (inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StockUp.com, Inc. as of April 30, 1999, and the results of its operations and its cash flows for the period from February 3, 1999 (inception) to April 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of $3,355,608 during the period from February 3, 1999 (inception) to April 30, 1999, and it had negative cash flows from operations of $496,986. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
June 4, 1999

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                                   BALANCE SHEET
                                                                  APRIL 30, 1999

--------------------------------------------------------------------------------

                                     ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                      $   583,692
     Notes receivable - employee                                         11,800
     Subscriptions receivable                                         1,800,000
     Prepaid services                                                 1,156,253
     Prepaid expenses                                                    36,540
                                                                    -----------

         Total current assets                                         3,588,285

FURNITURE AND EQUIPMENT, net                                            438,988
OTHER ASSETS                                                             51,509
                                                                    -----------

                  TOTAL ASSETS                                      $ 4,078,782
                                                                    -----------
                                                                    -----------


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued expenses                          $   172,860
                                                                    -----------

         Total current liabilities                                      172,860
                                                                    -----------
COMMITMENTS

STOCKHOLDERS' EQUITY
     Common stock, $0.001 par value
         50,000,000 shares authorized
         6,324,512 shares issued and outstanding                          6,325
     Additional paid-in capital                                       7,255,205
     Deficit accumulated during the development stage                (3,355,608)
                                                                    -----------

              Total stockholders' equity                              3,905,922
                                                                    -----------
                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $ 4,078,782
                                                                    -----------
                                                                    -----------

   The accompanying notes are an integral part of these financial statements.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                         STATEMENT OF OPERATIONS
              FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999

--------------------------------------------------------------------------------

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES                      $ 1,881,458
                                                                  -------------

LOSS FROM OPERATIONS                                                (1,881,458)
                                                                  -------------
OTHER INCOME (EXPENSE)
     Investment income                                                   1,363
     Forgiveness of debt                                                81,822
     Financing expense                                              (1,557,335)
                                                                  -------------
         Total other income (expense)                               (1,474,150)
                                                                  -------------
NET LOSS                                                            (3,355,608)
                                                                  -------------
                                                                  -------------
BASIC LOSS PER SHARE                                                     (0.54)
                                                                  -------------
                                                                  -------------
DILUTED LOSS PER SHARE                                            $      (0.54)
                                                                  -------------
                                                                  -------------

WEIGHTED-AVERAGE SHARES OUTSTANDING                                  6,220,395
                                                                  -------------
                                                                  -------------

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                               STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999

--------------------------------------------------------------------------------

                                                                             DEFICIT
                                                                            ACCUMULATED
                                      COMMON STOCK          ADDITIONAL      DURING THE
                                 ---------------------        PAID-IN        DEVELOPMENT
                                 SHARES         AMOUNT        CAPITAL          STAGE       TOTAL
                                --------      --------      ----------     ----------    ---------
BALANCE, FEBRUARY 3,
   1999 (INCEPTION)                  --      $      --      $      --      $    --       $      --
INITIAL CAPITALIZATION          232,846            233           (233)
SHARES ISSUED IN
   MERGER                     4,500,000          4,500        363,678                       368,178
ISSUANCE OF COMMON
   STOCK IN PRIVATE
   PLACEMENT                  1,266,666          1,267      3,198,733                     3,200,000
OFFERING COSTS                                               (300,000)                     (300,000)
ISSUANCE OF COMMON
   STOCK FOR LEGAL
   SERVICES                     250,000            250      2,031,001                     2,031,251
ISSUANCE OF BELOW-
   MARKET
     stock options                                            864,335                       864,335
     warrants                                                 693,000                       693,000
ISSUANCE OF BELOW-
   MARKET STOCK OPTIONS
   TO EMPLOYEES                                               312,766                      312,766
ISSUANCE OF COMMON
   STOCK FOR CASH                75,000             75         91,925                        92,000
NET LOSS                                                                    (3,355,608)  (3,355,608)
                              -----------    -----------    -----------    -----------   -----------
BALANCE, APRIL 30, 1999       6,324,512      $   6,325     $7,255,205      $(3,355,608) $ 3,905,922
                              -----------    -----------    -----------    -----------   -----------
                              -----------    -----------    -----------    -----------   -----------

     The accompanying Notes are an integral part of these financial statements.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                         STATEMENT OF CASH FLOWS
              FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999

--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                                $(3,355,608)
     Adjustments to reconcile net loss to net cash
         used in operating activities
              Depreciation and amortization                                       40,512
              Common stock issued for services                                 2,031,251
              Financing expense recognized for issuing below-market warrants     693,000
              Financing expense recognized for issuing below-market stock
                options                                                          864,335
              Compensation expense recognized for issuing below-market
                  stock options                                                  312,766
     (Increase) decrease in
         Notes receivable - employee                                             (11,800)
         Prepaid expenses                                                        (36,540)
         Prepaid services                                                     (1,156,253)
         Other assets                                                            (51,509)
     Increase in
         Accounts payable and accrued expenses                                   172,860
                                                                             -----------
                      Net cash used in operating activities                     (496,986)
                                                                             -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of furniture and equipment                                        (111,322)
                                                                             -----------
                  Net cash used in investing activities                         (111,322)
                                                                             -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of common stock                                       92,000
     Proceeds from private placement of common stock                           1,214,000
     Offering costs                                                             (114,000)
                                                                             -----------


                  Net cash provided by financing activities                    1,192,000
                                                                             -----------

                      Net increase in cash and cash equivalents                  583,692

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                           -
                                                                             -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                                       $   583,692
                                                                             -----------
                                                                             -----------


SUPPLEMENT DISCLOSURES OF CASH FLOW INFORMATION
During the period from February 3, 1999 (inception) to April 30, 1999, the Company paid no income taxes or interest.

     The accompanying Notes are an integral part of these financial statements.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                             STATEMENT OF CASH FLOWS (CONTINUED)
              FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999
--------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
During the period from February 3, 1999 (inception) to April 30, 1999, the Company acquired furniture and equipment valued at $368,178 in exchange for 4,500,000 shares of the Company's common stock. The equipment is recorded as furniture and equipment on the accompanying balance sheet.

The Company issued 1,266,666 shares of common stock in a private placement for a total consideration of $2,900,000, net of offering costs. $1,100,000 was collected prior to April 30, 1999, leaving a subscription receivable of $1,800,000, which was collected subsequent to April 30, 1999.

     The accompanying Notes are an integral part of these financial statements.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF BUSINESS

         StockUp.com, Inc. (the "Company") was incorporated in Nevada on February 18, 1999 and is developing second-generation Internet technology(TM) products that will be licensed to other websites and distributed to end users. The Company's products offer the end user increased levels of customization and interactivity. Websites deploying the technology will benefit from increased traffic, enhanced user retention, and the ability to build targeted aggregate marketing profiles of users.

         Courtleigh Capital, Inc. ("Courtleigh"), a Kansas corporation and a publicly traded corporation, was first incorporated under the name ANCR, Inc. on July 30, 1985 under the laws of the State of Colorado. ANCR, Inc. became an inactive shell corporation, and on July 23, 1997 changed its name to CEA Lab, Inc. Furthermore, on October 16, 1995, CEA Lab, Inc. reincorporated in the State of Kansas and subsequently changed its name to Courtleigh Capital, Inc. In February 1999, Courtleigh subsequently changed its name to StockUp.com, Inc. and reincorporated in the State of Nevada.

         On December 30, 1998, Marketing Direct Concepts, Inc. ("MDC"), a Nevada corporation, entered into an Asset Purchase and Escrow Agreement, whereby it sold assets and liabilities, valued at $368,178, to the Company in exchange for 4,500,000 shares of Courtleigh's common stock.

         Courtleigh had minimal assets and liabilities at the date of the acquisition and did not have operations prior to the acquisition. Therefore, no pro forma information is presented.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION
         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, during the period from February 3, 1999 (inception) to April 30, 1999, the Company incurred a net loss of $3,355,608, and it has negative cash flows from operations of $496,986. These factors raise substantial doubt about the Company's ability to continue as a going concern.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         BASIS OF PRESENTATION (Continued)
         Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Successful completion of the Company's development program and its transition to the attainment of profitable operations is dependent upon the Company achieving a level of sales adequate to support the Company's cost structure. In addition, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements and the success of its plans to sell products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

         In addition to the capital raised as of April 30, 1999 through private equity offerings, the Company is currently negotiating with certain investors about raising additional capital through private placement offerings. Unless the Company raises additional funds, either by debt or equity issuances, management believes that its current cash on hand will be insufficient to cover its working capital needs until the Company's sales volume reaches a sufficient level to cover operating expenses.

         ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.
         Actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS
         For the purpose of the statement of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

         DEVELOPMENT STAGE ENTERPRISE
         The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         ADVERTISING
         The Company expenses advertising costs as incurred. Advertising costs for the period from February 3, 1999 (inception) to April 30, 1999 were $60,029.

         FURNITURE AND EQUIPMENT
         Furniture and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives as follows:

                  Furniture and equipment                             7 years
                  Computer hardware and software                      3 years
                  Leasehold Improvements               10 months (lease term)

         Maintenance and minor replacements are charged to expense as incurred. Leasehold improvements are amortized over the lease period or the useful life of the asset, whichever is shorter.

         INCOME TAXES
         The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

         NET LOSS PER SHARE
         For the period from February 3, 1999 (inception) to April 30, 1999, the Company adopted SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the period from February 3, 1999 (inception) to April 30, 1999, the Company incurred a net loss; therefore, basic and diluted loss per share are the same.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         STOCK SPLIT
         On February 22, 1999, the Company effected a one-for-13 reverse stock split of its common stock. All share and per share data have been retroactively restated to reflect this stock split.

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, notes receivable - employee, and accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

         CONCENTRATIONS OF CREDIT RISK
         The financial instrument which potentially subjects the Company to concentrations of credit risk is cash. The Company places its cash with high quality financial institutions, and at times it may exceed the Federal Deposit Insurance Corporation $100,000 insurance limit. As of April 30, 1999, uninsured portions held at the financial institutions aggregated to $650,446.

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
         In February 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits." The Company does not expect adoption of SFAS No. 132 to have a material impact, if any, on its financial position or results of operations.

         SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for financial statements with fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect adoption of SFAS No. 133 to have a material effect, if any, on its financial position or results of operations.

         SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," is effective for financial statements with the first fiscal quarter beginning after December 15, 1998. The Company does not expect adoption of SFAS No. 134 to have a material effect, if any, on its financial position or results of operations.

         SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections," is effective for financial statements with fiscal years beginning February 1999. This statement is not applicable to the Company.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         COMPREHENSIVE INCOME
         For the period from February 3, 1999 (inception) to April 30, 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in the period presented.


NOTE 3 - FURNITURE AND EQUIPMENT

         Furniture and equipment at April 30, 1999 consisted of the following:

                  Furniture and equipment                              $ 86,227
                  Computer hardware and software                        371,765
                  Leasehold improvements                                 21,508
                                                                       --------

                                                                        479,500
                  Less accumulated depreciation and amortization         40,512
                                                                       --------
                      TOTAL                                            $438,988
                                                                       --------
                                                                       --------

         Depreciation and amortization expense for the period from February 3, 1999 (inception) to April 30, 1999 was $40,512.


NOTE 4 - COMMITMENTS

         LEASES
         The Company leases certain facilities for its corporate and operations offices under long-term, non-cancelable operating lease agreements that expire through March 31, 2003.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 4 - COMMITMENTS (CONTINUED)

         LEASES (Continued)
         Future minimum aggregate lease payments under non-cancelable operating leases with initial terms of one year or more at April 30, 1999 were as follows:

                  YEARS ENDING
                      APRIL 30,

                      2000                                      $        223,000
                      2001                                               170,000
                      2002                                               170,000
                      2003                                               160,000
                                                                ----------------

                           TOTAL                                $        723,000
                                                                ----------------
                                                                ----------------

         Rent expense for the period from February 3, 1999 (inception) to April 30, 1999 was $32,206.

         EMPLOYMENT AGREEMENT
         During the period from February 3, 1999 (inception) to April 30, 1999, the Company entered into a new employment agreement with a key officer of the Company. This officer will receive an annual salary of $225,000, a monthly personal allowance of $3,000, and all automobile expenses paid.


NOTE 5 - STOCKHOLDERS' EQUITY

         COMMON STOCK
         In December 1998, the Company entered into an agreement with MDC to purchase certain assets in exchange for 4,500,000 shares of common stock.

         In February 1999, the Company entered into an agreement to issue an aggregate of 250,000 shares of common stock for legal services rendered or to be rendered. The shares were to be issued according to three stages of completion. In connection with the issuance of the common stock, the Company recorded $874,998 of legal expenses and $1,156,253 as a prepaid asset in the accompanying balance sheet.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)

         PRIVATE PLACEMENT
         In February 1999, the Company entered into a subscription agreement to offer up to $900,000 worth of shares of common stock for 666,666 shares and $2,300,000 worth of units to accredited investors. Each unit was comprised of one share of the Company's common stock (or 600,000 shares) and 0.5 warrant at an exercise price of $5.00 per share. The warrants are deemed granted below market value, for which an expense of $693,000 has been recorded. The warrants may be exercised, commencing upon the date the Company closes a public offering of its stock pursuant to a Registration Statement registering the shares underlying the warrants and terminating 30 days thereafter. The warrant holders have the right to demand registration of the shares if such shares have not been registered by January 1, 2000. In addition, the warrants are callable at the option of the Company on and after the date that (i) the shares underlying the warrants are registered and (ii) the Company's common stock is traded on any exchange, at a Market Price, as defined below, equal to or exceeding $20 per share for 10 consecutive trading days. The Market Price shall be the closing bid price of the common stock.

         A total offering of $2,900,000, net of offering costs, was completed, of which $1,100,000, net of offering costs, was collected prior to April 30, 1999, leaving a subscription receivable of $1,800,000, which was collected subsequent to April 30, 1999.

         Stock options were granted in connection with the private placement, granting an aggregate of 145,418 shares at exercise prices of $50,000 and $75,000. The options were granted below market, for which an expense of $864,335 has been recorded.

         STOCK OPTION PLAN
         The Company's Board of Directors adopted the Option Agreement and Certificate (the "Agreement") in order to issue options to purchase common stock of the Company to certain employees, commencing on April 9, 1999. These options took two forms: a Series A option and a Series B option.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)

         STOCK OPTION PLAN (Continued)
         The Series A options grant their holders the right to purchase common stock of the Company at $8.50 per share. Each Series A option is exercisable on the latter of the following: (i) the option holder has been employed full-time by the Company for six months or (ii) April 2, 2000. Once the option is exercisable, one-fifteenth of the shares granted by the option become exercisable each month. The option terminates two years after it first becomes exercisable or within three years from the date of issuance. However, if the option holder is terminated for violating the Company's employee manual, the option holder loses all rights in all vested and non-vested options. If the option holder's employment with the Company is terminated for any other reason, the holder retains all vested options, but all non-vested options immediately terminate. In addition, the non-vested options automatically terminate if there is a change in control of the Company. In addition, the options are not assignable.

         The Series B options are substantially similar to the Series A options with the following differences: (i) the option holder does not lose all rights in vested and non-vested options if his or her employment is terminated for violating the Company's employee manual; (ii) the option holder agrees not to work for any company developing Internet technology for six months following any termination of employment with the Company; and (iii) the key officer's options are assignable for the express purpose of attracting key management personnel to work for the Company.

         Per SFAS No. 123, "Accounting for Stock-Based Compensation," the Company should incur additional compensation cost for the excess of the fair value of the modified options issued over the value of the original options at the date of the exchange. The Company thus added that incremental amount to the remaining unrecognized compensation cost for the original options at the April 30, 1999 pro forma disclosure and recognized the total amount over the remaining years of the remaining life of the options. The remaining expected life of the options is 2.92 years at April 30, 1999.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)

         STOCK OPTION PLAN (Continued)
         The Company has adopted only the disclosure provisions of SFAS No. 123. It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options/warrants issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plan consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share would be reduced to the pro forma amounts indicated below for the period from February 3, 1999 (inception) to April 30, 1999:

                  Net loss
                      As reported                            $     (3,355,608)
                      Pro forma                              $     (6,790,693)
                  Basic loss per common share
                      As reported                            $          (0.54)
                      Pro forma                              $          (1.09)

         These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the period from February 3, 1999 (inception) to April 30, 1999: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 5.2%; and expected life of three years. The weighted-average fair value of options granted during the period from February 3, 1999 (inception) to April 30, 1999 for which the exercise price was less than the Market Price at the grant date was $5.87.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)

         STOCK OPTION PLAN (Continued)
         The following summarizes the stock option transactions under the stock option plan:

                                                                             WEIGHTED-
                                                                              AVERAGE
                                                          STOCK OPTIONS       EXERCISE
                                                           OUTSTANDING          PRICE
                                                          -------------      ----------
                  Balance, February 3, 1999 (inception)             -           $    -
                      Granted                               1,178,000           $ 8.50
                                                          -----------
                  OUTSTANDING, APRIL 30, 1999               1,178,000           $ 8.50
                                                          -----------
                                                          -----------
                  EXERCISABLE, APRIL 30, 1999                       -           $    -
                                                          -----------
                                                          -----------

         The weighted-average remaining contractual life of the options outstanding is 2.92 years at April 30, 1999.

         During the period from February 3, 1999 (inception) to April 30, 1999, the Company issued 1,178,000 stock options to employees when the exercise price was less than the fair value of the Company's stock at the date of the grant. The Company incurred compensation expense of $589,000, of which $312,766 is recorded as of April 30, 1999, and the remainder will be expensed according to the vesting period of the options.


NOTE 6 - INCOME TAXES

         As of April 30, 1999, the Company had approximately $3,355,608 in net operating loss carryforwards that may be offset against future taxable income. No provision for income taxes for the period from February 3, 1999 (inception) to April 30, 1999 has been made, except for minimum state taxes, since the Company incurred a loss during the period. The deferred income tax benefit of the loss carryforward is the only significant deferred income tax asset or liability of the Company. It has been offset by a valuation allowance of the same amount since management does not believe the recoverability of this deferred tax asset is more likely than not. Accordingly, no deferred income tax benefit has been recognized in these financial statements.


NOTE 7 - YEAR 2000 ISSUE

         The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue.

                                                               STOCKUP.COM, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                  APRIL 30, 1999
--------------------------------------------------------------------------------

NOTE 7 - YEAR 2000 ISSUE (CONTINUED)

         The Issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is dependent on computer processing in the conduct of its business activities.

         Based on the comprehensive review of the computer systems, management has determined that the Company's computer systems will not be materially affected and does not believe the cost of implementation will be material to the Company's financial position and results of operations.

         Externally, the Year 2000 Issue may impact other entities with which the Company transacts business. The Company cannot predict the effect of the Year 2000 Issue on such entities, nor their effect on the Company. With regard to those companies that the Company does business with on a daily basis, the Company cannot guarantee that they will be vigilant about their Year 2000 Issue plan of action.

         In the event that the Company does experience Year 2000 Issue problems, it could result in a suspension of the Company's revenues. A suspension of revenues could result in material losses from operations and a reduction of the Company's working capital. Management is unable at this time to quantify the impact that the Year 2000 Issue could have on the Company's results of operations and financial condition.